BALDWIN
THIRD QUARTER REPORT 1995

TO OUR SHAREHOLDERS
November 1, 1995

Third quarter net earnings of $.7 million were the same as third quarter 1994. Net sales were down 13% for the quarter compared to last year, $26.5 million from $30.6 million. Despite lower sales, Baldwin achieved third quarter earnings comparable to 1994, primarily as a result of reductions in selling, general and administrative expenses.

The majority of the sales decline in the third quarter of 1995 is a result of the consolidation of Baldwin and Wurlitzer dealer networks. As of June 1, discontinued dealers were notified that they had ninety days to complete their termination with Baldwin. During this time, fewer units were sold to these discontinued dealers while newly assigned dealers were prohibited contractually from selling Wurlitzer products. In addition, beginning September 1, Baldwin began shipping all Wurlitzer products under its consignment program. Under this program, sales are reported when the Company receives payment from a dealer rather than, as Wurlitzer did, when the instruments were shipped to a dealer. The result is a reduction in the sales reported in the current quarter compared to the same quarter last year.

Net earnings for the first nine months of 1995 increased 13% to $2.3 million from $2.1 million in 1994. The increase in net earnings is a result of reductions in selling, general and administrative expenses, partially offset by higher production costs in the keyboard instrument business and an increased percentage of sales coming from furniture and music contracting businesses which carry a lower margin. Net sales for the first nine months of 1995 increased 3% to $87.0 million from $84.2 million in 1994, reflecting increases in contract electronics, contract music and furniture, and church organs.

We're encouraged by our improvements in cost control. However, we recognize the importance of profitable sales growth for our business success, a key area of our focus.

KAREN L. HENDRICKS
Chief Executive Officer and President

CONSOLIDATED SUMMARY OF EARNINGS (unaudited)
(in thousands, except net earnings per share)
                                                       Three Months Ended         Nine Months Ended

                                                          September 30,             September 30,
                                                          ------------              ------------
                                                        1995          1994       1995          1994
---------------------------------------------------------------------------------------------------------
Net sales                                           $  26,519    $   30,570   $  86,967    $   84,218
Cost of goods sold                                     21,209        24,031      68,800        64,755
---------------------------------------------------------------------------------------------------------
     Gross profit                                       5,310         6,539      18,167        19,463
Income on the sale of installment receivables           1,280         1,186       3,752         3,827
Interest income on installment receivables                157           116         459           387
Other operating income                                    735           739       2,222         2,264
Selling, general and administrative expenses           (5,975)       (6,940)    (19,440)      (21,180)
Interest expense                                         (465)         (583)     (1,490)       (1,442)
---------------------------------------------------------------------------------------------------------
     Earnings before income taxes                       1,042         1,057       3,670         3,319
Income taxes                                              371           385       1,353         1,269
---------------------------------------------------------------------------------------------------------
     Net earnings                                   $     671    $      672   $   2,317    $    2,050
=========================================================================================================
Net earnings per share                              $     .20    $      .20   $     .68    $      .60
=========================================================================================================
Average number of shares outstanding (000)              3,415         3,415       3,415         3,415
=========================================================================================================

CONSOLIDATED SUMMARY BALANCE SHEETS (unaudited)
(in thousands)
                                                           September 30,
                                                           ------------

                                                        1995          1994
----------------------------------------------------------------------------
Assets
  Receivables, net                                  $  13,047    $   12,168
  Inventories                                          47,606        54,500
  Other current assets                                  8,125         8,642

     Total current assets                              68,778        75,310
  Installment receivables, less current portion         9,911         7,954
  Property, plant and equipment, net                   15,229        13,957
  Other assets                                          6,650         5,947
----------------------------------------------------------------------------
     Total assets                                   $ 100,568    $  103,168
============================================================================
Liabilities and Shareholders' Equity
  Current portion of long-term debt                 $  18,945    $   24,877
  Other current liabilities                            15,828        13,182
----------------------------------------------------------------------------
     Total current liabilities                         34,773        38,059
  Long-term debt, less current portion                  4,475         5,000
  Other liabilities                                     8,850         8,249
  Shareholders' equity                                 52,470        51,860
----------------------------------------------------------------------------
     Total liabilities and shareholders' equity     $ 100,568    $  103,168
============================================================================

BUSINESSES
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MANUFACTURING

Acoustic pianos and electronic keyboards

Actions, cabinets, pinblocks, bridges, cables, keys, etc. for piano industry

Printed circuit boards and electro-mechanical assemblies for manufacturers outside music industry

Variety of wood products


RETAILING

Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio;
Indianapolis, Indiana; Lexington and Louisville, Kentucky

Independent keyboard dealers (425)


FINANCING

Consumer installment financing and dealer consignment


HOME OFFICE

422 Wards Corner Road, Loveland, OH 45140, (513) 576-4500


MANUFACTURING LOCATIONS

Conway, Fayetteville and Trumann, Arkansas;
Greenwood, Mississippi; Juarez, Mexico


REGISTRAR AND TRANSFER AGENT

The Provident Bank, One East Fourth Street, Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The NASDAQ National Market; Symbol: BPAO

Photo of Piano with caption: Wurlitzer Console Piano